November 23, 2005

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>
Amanasu Technology Corporation
Hideyuki Shiraishi- Chairman, President and CFO
701 Fifth Avenue
42nd Floor
Seattle, WA 98104

      Re: Amanasu Technology Corporation
             Form 10-KSB for the Year Ended December 31, 2004
             File No. 001-31261

Dear Mr. Shiraishi:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

               Sincerely,

               David R. Humphrey
               Branch Chief-Accountant